Exhibit 14.1
PREFORMED LINE PRODUCTS COMPANY
CODE OF CONDUCT
     The Code of Conduct (the “Code”) addresses Preformed Line Products Company’s (the “Company”) commitment to the honesty, integrity and ethical behavior of the Company’s directors, officers and employees. This Code governs the actions and working relationships of the Company’s directors, officers and employees with current and potential customers, consumers, fellow employees, competitors, government and self-regulatory agencies, investors, the public, the media, and anyone else with whom the Company has or may have contact. Although the Code does not cover every situation or challenge that arises, it serves as a guide by setting forth the principles governing the behavior of all directors, officers and employees of the Company. The Company and each of its directors, officers and employees must conduct their business affairs with the highest standards of honesty and integrity, respect the rights of their fellow directors, officers, employees and third parties, and be free from violations of applicable laws. Each director, officer and employee (as used herein, “you”, or “your”) is expected to adhere at all times to this Code and the Company’s other policies and procedures.
     If you are ever unsure of the appropriate action, you are encouraged to take advantage of the Company’s open door and informal environment and raise your concerns with appropriate management personnel. Violation of the standards set forth in this Code will subject you to disciplinary action, including possible dismissal. Additionally, violations of the Code may also be violations of the law and may result in civil and/or criminal penalties for you, your supervisor, and/or the Company.
A. Introduction
     You shall:
1.	Act with honesty and integrity and shall ethically handle all actual or apparent conflicts of interest between personal and professional relationships;

2.	Provide information that is full, fair, accurate, timely, and understandable in all reports and documents you provide, including documents that the Company files with, or submits to, the SEC and in other public filings and communications made by the Company;

3.	Comply with all laws, rules and regulations of federal, state, and local governments, and all applicable private or public regulatory agencies;

4.	Proactively promote ethical behavior among peers and subordinates in the work place;

5.	Promptly report any violation or suspected violation of the Code to the Audit Committee of the Board of Directors or other appropriate persons;

6.	Act in good faith, responsibly, with due care, competence, and diligence, and not knowingly or recklessly misrepresent material facts or allow your independent judgments to be subordinated;

7.	Not use confidential information acquired in the course of your work for personal advantage and not buy or sell the Company’s securities in violation of the securities laws or the Company’s insider trading or stock pre-clearance policies (if applicable); and

8.	Act responsibly in your use of and control over the Company’s assets and resources.

B. Conflicts of Interest
     A “conflict of interest” occurs when your private interest interferes or appears to interfere in any way with the interests of the Company, and/or that makes it difficult for you to perform your work objectively and effectively. You must avoid all situations that might lead to a real or apparent material conflict between your self-interest and your duties and responsibilities as an employee, officer or director of the Company. Any position or interest, financial or otherwise, which could materially conflict with your performance as an employee, officer or director of the Company, or which affects or could reasonably be expected to affect your independence or judgment concerning transactions between the Company, its customers, suppliers or competitors, or otherwise reflects negatively on the Company, would be considered a conflict of interest. In addition, you may not exploit your position or relationship with the Company for personal gain. Related party transactions approved by the Audit Committee shall not be deemed to be a conflict of interest.
     For example, a conflict of interest likely exists if you (i) cause the Company to engage in business transactions with relatives or friends; (ii) use nonpublic, client or vendor information for personal gain by you, relatives or friends (including securities transactions based on or while aware of such information); or (iii) compete, or prepare to compete, with the Company while still employed by the Company or in violation of any other policy. You are prohibited from:
•	Personally benefiting from opportunities that are discovered through the use of the Company’s property, contacts, information or position;

•	Accepting employment or engaging in a business (including consulting or similar arrangements) that may conflict with the performance of your duties or the Company’s interest while employed by the Company;

•	Soliciting, demanding, accepting or agreeing to accept anything of value (for your personal benefit) from any person in conjunction with the performance of your employment or duties at the Company; and

•	Acting on behalf of the Company in any transaction in which you or your immediate family has a significant direct or indirect financial interest.
C. Compliance with Laws, Rules and Regulations
     You must obey and respect all relevant laws, both in letter and in spirit, in the cities, states and countries in which the Company operates. You are not expected to know the details of every law, but you are expected to know when you need to seek advice or information from your supervisors, managers, the Company’s legal department, or other appropriate persons.
D. Gifts/Entertainment
     Personal conflicts of interest must be avoided when making decisions for the Company. If your job requires that you make decisions for the Company (including purchasing any item, including raw materials, hotel accommodations, transportation), it is imperative that such decisions are made with the Company’s best interest in mind. Building good relationships with our customers and suppliers is important, but you should ensure that you do not inadvertently obligate the Company to an entity. The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound

Code of Conduct	Adopted August 6, 2007

working relationships, not to gain unfair advantage with customers. You should not accept or solicit any benefit from a supplier, or potential supplier, that may compromise — or appear to compromise — your independent and objective assessment. These benefits may be personal gifts, travel, lodging, services, entertainment, discounts, or anything of value other than nominal value.
     Although the Company generally discourages the offering and accepting of gifts, it is understandable that there are certain limited situations in which you may accept a personal benefit from someone with whom you transact business, such as:
•	Accepting gifts of reasonable value (not in excess of $500, absent your supervisor’s approval) from any one individual or entity in recognition of commonly recognized events or occasions (e.g., a promotion, new job, wedding, retirement or holiday). Awards in recognition of service and accomplishment may also be accepted without violating these guidelines.

•	Accepting something of value if the benefit is available to the general public under the same conditions on which it is available to you.

•	Accepting meals, refreshments, travel arrangements and accommodations and entertainment (e.g., golf outings, sporting events or meals) of reasonable value (not in excess of $500, absent your supervisor’s approval) in the course of a meeting or other occasion to conduct business or foster business relations.
     These guidelines apply when the gift is to you, your spouse, partner or other family members. Additionally, these are applicable for both gifts received and gifts won. If you receive or win a gift that is at or over these amounts, you must report this to your supervisor and the legal department.
E. Confidential Information
     You must maintain the confidentiality of proprietary information entrusted to you by the Company, except where disclosure is permitted. Proprietary information includes all non-public information that may be useful to competitor or harmful to the Company and its contacts. All non-public information about the Company should be considered confidential and you cannot disclose or use any information for your personal benefit. For additional information, please review the Company’s Policy on Insider Trading, which clarifies the Company’s prohibition on using or disclosing nonpublic material information.
F. Fair Dealing and Competition
     The Company seeks to outperform our competition, and to obtain advantages through superior performance; not through unethical or illegal business practices. You may not take unfair advantage of anyone, including the Company’s customers, suppliers, competitors and employees. Further, you may not take advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Possessing, stealing, using or disclosing proprietary or trade secret information of another party absent written permission is a violation of this Code.
     Certain activities with respect to customers, such as below-cost pricing, price discrimination, tying arrangements, exclusive dealing or disparagement of others, may raise serious antitrust issues.

Code of Conduct	Adopted August 6, 2007

The laws governing these interactions with customers and competition are very complex and you are encouraged to speak with the legal department before engaging in any behavior of this nature.
     Additionally, the U.S. Foreign Corrupt Practices Act makes it illegal for any company to bribe a foreign official for the purpose of obtaining or retaining business or securing any improper advantage. As such:
•	Do not offer or promise to give anything of value to any foreign official. This includes people working for charity organizations and non-profits.

•	Do not give a payment to a third party (e.g., business partner) if you know, or even are suspect that part or all of the payment will end up in a foreign official’s hands.

•	Be very careful when giving, or offering to give, anything (no matter how small) to a person associated with the government or a state-affiliated entity. This includes cash, cash equivalents, and other things of value, such as information, loans and promises of employment.
G. Employment Issues
     The Company strives to provide its employees with a safe and healthy working environment, as the full value of each employee’s contribution can best be realized when treating each other with respect, dignity and trust. You have the responsibility to maintain a safe and healthy environment, free from discrimination or harassment based on race, color, religion, sex, national origin or other protected class. For further information, please review the Company’s Anti-Harassment Policy.
     You must disclose prior to, or at your time of hire, the existence of any employment agreement, non-compete or non-solicitation agreement, confidentiality agreement or similar agreement that in any way restricts or prohibits your performance of any duties or responsibilities with the Company. You should provide copies of such agreements to the Company to permit evaluation of the agreement in light of your position. In no event shall you use any trade secrets, proprietary information or other similar property acquired in the course of your employment with another employer in the performance of your duties for or on behalf of the Company.
H. Company Property/Assets
     You must protect the Company’s property and assets and ensure their efficient and proper use. Therefore, you must safeguard the Company’s property and assets from loss or theft and may not take such property for personal use unless such use has been pre-approved by your supervisor. The Company’s property includes confidential information, software, computers, office equipment, and supplies. You must appropriately secure the Company’s property within your control to prevent its unauthorized use or theft. Also, you must report any suspected fraud or theft.
I. Record-keeping, Falsifying Records
     The Company requires honest, accurate and timely recording and reporting of information. You must maintain all of the Company’s books, records, accounts and financial statements in reasonable detail, appropriately reflecting the Company’s transaction, with prompt disclosure as required by law and Company policies. Mistakes should never be covered up; they should be immediately and fully

Code of Conduct	Adopted August 6, 2007

disclosed to appropriate members of management. Falsification of any Company, client or third party record is prohibited.
J. Reporting of Violations and Wrongdoing
     You are encouraged to talk with your managers or other appropriate personnel if you believe there has been an actual or potential violation of this Code. Keep in mind that any reports will fall under the Company’s Whistleblower Policy, which provides protection to persons who, if in good faith, report violations or potential violations of this Code. Reports of violations or potential violations shall be investigated in accordance with the Whistleblower Policy. Any waiver of this Code may only be made by the Company’s Board of Directors.
K. Compliance Procedure
     You are the guardian of the Company’s ethics and reputation. You are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best and ethical course of action in a particular situation. While there are no universal rules, ask yourself the following questions when in doubt:
•	Will my actions be ethical in every respect and fully comply with the law and with the Company’s policies?

•	Will my actions have the appearance of impropriety?

•	Will my actions be questioned by my supervisors, associates, clients, family or the general public?

•	Am I trying to fool anyone, including myself, as to the propriety of my actions?
     If you are uncomfortable with your answer to any of the above, you should not take the contemplated actions without first discussing them with appropriate management. Seek help from the Company’s resources, such as your supervisor, your human resources department or the legal department at the information below:
Carrie Saylor
General Counsel and Corporate Secretary
Preformed Line Products Company
660 Beta Drive
Mayfield Village, Ohio 44143
Phone: 440.473.9287
Fax: 440.473.9175
E-mail: csaylor@preformed.com
     To help ensure compliance with the Code, the Company may require that you review the Code annually, and acknowledge your understanding and adherence. The Company has the right to modify this Policy at any time.

Code of Conduct	Adopted August 6, 2007

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